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                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [ ] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement


     [X] Definitive additional materials


     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.

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     [ ] Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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     (2) Form, schedule or registration statement no.:

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     (3) Filing party:

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     (4) Date filed:

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                                     PROXY

        THIS PROXY IS SOLICITED BY LAIDLAW ENVIRONMENTAL SERVICES, INC.
         FOR THE SPECIAL MEETING OF SHAREHOLDERS OF SAFETY-KLEEN CORP.
  TO BE HELD FOR THE PURPOSE OF CONSIDERING A PROPOSED MERGER OF SAFETY-KLEEN


The undersigned hereby appoints Kenneth W. Winger, Henry H. Taylor, Paul R. Humphreys, and each of them, with full power of substitution, the proxies of the undersigned to vote all of the outstanding shares of Common Stock, par value $.10 per share ("Shares"), of Safety-Kleen Corp. ("Safety-Kleen") that the undersigned is entitled to vote at the Special Meeting of Shareholders of Safety-Kleen to be held on February 25, 1998 (the "Special Meeting"), or at any adjournment or postponement of the Special Meeting, on the following matters:


THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED ON THE REVERSE SIDE. IF NO DIRECTION IS MADE, THE SHARES COVERED BY THIS PROXY WILL BE VOTED "AGAINST" THE AGREEMENT AND PLAN OF MERGER AND "FOR" THE ADJOURNMENT PROPOSAL. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF LAIDLAW ENVIRONMENTAL SERVICES, INC. DATED JANUARY 26, 1998, SOLICITING PROXIES FOR THE SPECIAL MEETING (THE "PROXY STATEMENT").

                          [PROXY CONTINUED ON REVERSE]
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 LAIDLAW ENVIRONMENTAL SERVICES, INC. RECOMMENDS THAT YOU VOTE "AGAINST" ITEM 1
                               AND "FOR" ITEM 2.

1. Agreement and Plan of Merger. Approve the Agreement and Plan of Merger dated as of November 20, 1997, which provides for the Merger of SK Acquisition Corp., a wholly owned subsidiary of SK Parent Corp., with and into Safety-Kleen.

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

2. Adjournment of Meeting. To initiate and vote for a proposal to adjourn the Special Meeting to solicit additional votes, if necessary, against the Agreement and Plan of Merger (the "Adjournment Proposal").

               [ ] FOR          [ ] AGAINST          [ ] ABSTAIN

The proxies of the undersigned named above are authorized to vote, in their discretion, upon such other matters as may properly come before the Special Meeting and any adjournment or postponement thereof.

All previous proxies given by the undersigned to vote at the Special Meeting or at any adjournment or postponement thereof are hereby revoked.

                                                  Dated:
                                                  ________________________,
                                                  __________

                                                  ------------------------------
                                                           (Signature)

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                                                   (Signature, if jointly held)

                                                  Title: ________________
                                                  Please sign exactly as name
                                                  appears hereon. When shares
                                                  are held by joint tenants,
                                                  both should sign. When signing
                                                  as an attorney, executor,
                                                  administrator, trustee or
                                                  guardian, give full title as
                                                  such. If a corporation, sign
                                                  in full corporate name by
                                                  President or other authorized
                                                  officer. If a partnership,
                                                  sign in partnership name by
                                                  authorized person.